July 6, 2016

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-15973

Dear Mr. Allegretto:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter on June 21, 2016 commenting on the above-referenced filing.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff's comments is included in bold and is followed by our corresponding response:

Notes to Financial Statements, page 56

Note 11. Gas Reserves, page 77

1.
We have read your response to comment 3. We understand that the OPUC approved an alternative recovery mechanism for your investments in future wells. You further state it was to allow for recovery at a comparable alternative rate, which the OPUC determined to be the cost of a 10 year hedge, plus the cost of a credit facility. Based upon your limited response, we are unclear on how the “alternative recovery mechanism” meets the requirements of ASC 980-10-15-2 for specific cost recovery. Please provide a detailed analysis of how such requirements have been met. Please also explain to us in detail how the cost of a 10 year hedge for natural gas was determined since we are unaware of any exchange traded derivatives for future purchases of natural gas for 10-year periods. Finally, you state that your participation in additional wells under the amended agreement will be limited to the 2014 wells. Please tell us the reason for this and whether your response is intended to indicate that the activity under the amended agreement is not material, or expected to become material, to your financial statements. If not material, please provide us how you determined your materiality assessment assuming you did not apply ASC 980 to the amended agreement.

Our gas reserve investments are regulated by the Oregon Public Utility Commission (“OPUC”). We have regulatory orders issued by the OPUC approving the recovery through rates of our gas reserves investments under both our original agreement with Encana, and our amended agreement with Jonah Energy. As of December 31, 2015, our net investment in gas reserves was $104.4 million, and $4.3 million represents investments made in additional wells under the amended agreement.
The OPUC issued Order 15297 on September 28, 2015, approving the inclusion of our investment in additional wells under the amended agreement in our Purchase Gas Adjustment (“PGA”) at a rate of $4.725 per dekatherm. In making their determination, the OPUC considered testimony from NW Natural, Commission Staff, the Citizens’ Utility Board of Oregon (“CUB”) and the Northwest Industrial Gas Users (“NWIGU”). In the application for the Order, NW Natural requested our investment in additional wells be deemed prudent and included as a hedge to the cost of gas recovered through our PGA. In our testimony seeking to establish the prudence of the investment, we referred to quotes obtained from two financial counterparties for a 10-year financial derivative swap as a benchmark for assessing the prudence of our investment. Based on projected volumes and costs for the additional wells, we projected the cost of the wells was less than a financial derivative entered into at that time and expressed the view that, accordingly, the investment was prudent. In our analysis, we used the cost model used by the OPUC in evaluating our original gas reserve investments and included the cost of the well, a return on this cost at our authorized rate of return, and the operating costs. We testified that the projected total cost of the wells would be less than the financial swap cost and, as a result, participated in the additional 7 wells.
The other parties in the proceeding suggested a settlement at a fixed cost per dekatherm, which we agreed to, and would result in the recovery of our investment at a rate commensurate with the 10 year hedge rate quoted at the time we made the financial investment decision. The proposed settlement was subject to OPUC review, modification, and approval. In reviewing the proposed settlement, the OPUC reviewed the testimony of the parties as well as the settlement and, in Order 15297, approved the settlement and permitted NW Natural to recover our investment at a rate of $4.725 per dekatherm through the PGA. The fixed rate determined by the OPUC provided an ability to recover the costs associated with our investment in these additional gas reserves.
In assessing the accounting for the 7 wells we invested in under the amended agreement, we considered the guidance in ASC 980-10-15-2 and concluded the requirements for ASC 980-10-15-2 were satisfied:

•	To address the requirements in ASC 980-10-15-2a, we noted the OPUC’s overall regulatory authority in establishing rates to recover our cost of gas, including hedges.

•
To address the requirements in ASC 980-10-15-2b, we noted we recover our cost of gas through our PGA mechanism that is adjusted annually for the actual costs incurred, including the $4.3 million investment in the 7 new wells using a rate based upon the 10 year hedge; our cost of gas recovered through the PGA was $327 million in 2015. Then we considered the specific contract with Jonah Energy, noting that the contract is subject to regulatory review and approval. As this contract acts as a hedge of our cost of natural gas, we reviewed the contract and recovery of the hedge, noting the recovery allowed was designed to achieve cost recovery based on a settlement around the cost of the hedge and the cost of alternative hedge opportunities. As this contract was approved by the OPUC, it is included in our PGA and recovered in customer rates.

•
To address the requirements in ASC 980-10-15-2c, we considered it reasonable to assume rates are currently and expected to be set at levels that will allow us to recover our costs and charged to and collected from customers in our annual PGA.

Since we invested in the 7 wells in 2014, the OPUC has initiated a separate review of the hedging practices for all Natural Gas LDC’s operating in the state. This review includes an assessment of what portion of a Natural Gas LDC’s gas purchases should be hedged and what portion of the hedges should be long-term. The existing gas reserves hedges are not at issue in this regulatory proceeding. Updates on the regulatory proceeding have been provided in our management discussion and analysis in our Form 10-K and Form 10-Qs. We do not anticipate making any additional investments in gas reserves until after this proceeding is resolved. Although, as described above, we have concluded that ASC 980-10-15-2 applies to the amended agreement, in our prior response we noted the size of the investment under the amended agreement and our future expectations for gas reserves investments, and do not believe that the activity under the amended agreement is, or is expected to become, material to our financial statements.
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/ Gregory C. Hazelton
Gregory C. Hazelton
Senior Vice President, Chief Financial Officer and
Treasurer

cc:        Robyn Manuel, Staff Accountant
Shawn Filippi, Vice President, Chief Compliance Officer and Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP
Roger Mills, PricewaterhouseCoopers LLP